UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: September 30, 2009

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Shoshone Silver Mining Company, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3714 W Industrial Loop
Address of Principal Executive Office (Street and Number)

Coeur d' Alene, ID 83815
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to timely file its Annual Report on Form 10-K due to the illness of a critical SEC reporting team member.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Melanie Farrand	(208)	664-0620
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a decrease in net income during fiscal 2009 from fiscal 2008 of approximately $5.4 million, primarily the result of the fiscal 2008 net gain of approximately $5.0 million on the sale of our interest in the Bilbao concessions in Zacatecas, Mexico. In exchange for our interest in the Bilbao concessions we received net proceeds of $2,497,990 and a non-interest bearing note receivable for $2,500,000.

Also, contributing to the decrease in profitability from fiscal 2008 to fiscal 2009 was an increase in operating expenses of approximately $1.0 million. This increase was broadly attributable to our limited milling of stockpiled ore at our newly refurbished mill at our Lakeview property. Additionally, the fiscal 2009 operating expenses include expenditures related to repairing equipment and facilities at our Rescue Mill which was acquired from Kimberly Gold Mines, Inc. during fiscal 2009.

Shoshone Silver Mining Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30 , 2009	By:	/s/ Melanie Farrand
Melanie Farrand
Treasurer and Principal Financial Officer

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